09057173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 25 2009

Washington, DC

SEC FILE NUMBER
8- 47662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBIA Capital Management Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk, (City) New York (State) 10504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Schachinger (914) 765-3028
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBIA Capital Management Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY ANN GOLDBERG
Notary Public, State of New York
No. 01GO6145220
Qualified in Westchester County
Commission Expires May 1, 2010

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBIA Capital Management Corp.

Financial Statements and Supplementary Schedule Pursuant to SEC Rule 17a-5

December 31, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBIA Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street
(No. and Street)

Armonk, (City) New York (State) 10504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Schachinger (914) 765-3028
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBIA Capital Management Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY ANN GOLDBERG
Notary Public, State of New York
No. 01GO6145220
Qualified in Westchester County
Commission Expires May 1, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
MBIA Capital Management Corp.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of MBIA Capital Management Corp. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 6 to the financial statements, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2009

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

(Dollars in thousands except per share amounts)

Assets		
Cash and cash equivalents	$	26,199
Securities owned (at fair value)		94
Accounts receivable		1,181
Prepaid expenses		196
Receivable from affiliates		956
Deferred tax asset		1,255
Fixed assets (less accumulated depreciation of $1,866)		22
Total assets	$	29,903
Liabilities and shareholder's equity		
Liabilities		
Accrued expenses	$	5,761
Payable to affiliates		565
Income taxes payable		6,233
Total liabilities		12,559
Shareholder's equity		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		7,118
Retained earnings		10,225
Total shareholder's equity		17,344
Total liabilities and shareholder's equity	$	29,903

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF INCOME
For the year ended December 31, 2008

(Dollars in thousands)

Revenues:		
Investment management fees	$	33,372
Net gains/(losses) on securities		(44)
Interest income		886
Total revenues		34,214
Expenses:		
Employee compensation and benefits		7,891
Administrative fees		6,293
Interest expense		165
Other operating expenses		5,225
Total expenses		19,574
Income before income taxes		14,640
Provision for income taxes		6,342
Net income	$	8,298

The accompanying notes are an intergral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2008

(Amounts in thousands except shares)

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2007	1,000	$ 1	$ 7,038	$ 8,927	$ 15,966
Stock-based compensation	—	—	80	—	80
Dividends declared and paid	—	—	—	(7,000)	(7,000)
Net income	—	—	—	8,298	8,298
Balance, December 31, 2008	1,000	$ 1	$ 7,118	$ 10,225	$ 17,344

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	8,298
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5
Decrease in market value of investments		44
Decrease in deferred tax asset		1,418
Stock-based compensation expense		80
Decrease in accounts receivable		747
Decrease in prepaid expenses		114
Increase in accrued expenses		829
Decrease in receivable from affiliates		2,753
Decrease in payable to affiliates		(606)
Decrease in income taxes payable		(3,180)
Total adjustments to net income		2,204
Net cash provided by operating activities		10,502
Cash flows from financing activities:		
Dividends paid		(7,000)
Net cash used by financing activities		(7,000)
Net increase in cash and cash equivalents		3,502
Cash and cash equivalents-beginning of year		22,697
Cash and cash equivalents-end of year	$	26,199
Supplemental Cash Flow Disclosures:		
Income taxes paid	$	8,487
Interest paid to affiliates	$	165

The accompanying notes are an integral part of these financial statements.

1. Business and Organization

MBIA Capital Management Corp. ("CMC" or the "Firm") is a wholly owned subsidiary of MBIA Asset Management, LLC ("MBIA Asset Management"), which is a wholly owned subsidiary of MBIA Inc. The Firm is a member of the MBIA group of companies which provide a broad range of financial services including financial guarantee insurance, guaranteed investment contracts and investment management services.

The Firm is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services to both MBIA affiliates and third-party institutional clients. The Firm is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), the Firm is subject to various Securities and Exchange Commission ("SEC") and FINRA regulations, including net capital requirements.

2. Significant Accounting Policies

The financial statements of the Firm have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Firm's significant accounting policies are as follows:

Cash and cash equivalents
Cash and cash equivalents are highly liquid and have original maturities of less than ninety days. The Firm's cash and cash equivalents consist of a demand deposit with a U.S. bank and a money market fund. The money market fund is reported in the Firm's financial statements at cost, which approximates fair value.

Securities Owned
Proprietary securities transactions are recorded on the trade date, as if they had settled. The Firm's securities owned consist of investments in a mutual fund and common stock. The mutual fund and common stock are reported in the Firm's statement of financial condition at fair value with gains or losses reflected in "Net gains/(losses) on securities" in the statement of income.

Effective January 1, 2008, the Firm adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements", excluding non-financial assets and liabilities per Financial Accounting Standards Board Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157". SFAS 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires that fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

Investment Management Fees
The Firm recognizes fee revenue as services are performed, which is generally on a pro-rata basis over the term of the contract. Fee revenue consists of amounts earned for providing investment management services to MBIA affiliates and third-party clients.

Employee stock compensation
The Firm participates in MBIA Inc.'s Stock Compensation Plan. MBIA Inc. follows the fair value recognition provisions of SFAS 123(R), "Share-Based Payment, a revision of SFAS 123, "Accounting for Stock-Based Compensation." The Firm utilizes the modified prospective transition method, as selected by MBIA Inc. under the provisions of SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," to account for employee stock compensation. Refer to Note 4 for a further discussion on employee stock compensation.

Fixed assets
Fixed assets consist of furniture, fixtures, computer equipment and computer software, which are carried at cost, net of accumulated depreciation. All fixed assets are depreciated over the appropriate useful life of the asset using the straight-line method. The useful lives by class of asset are as follows:

Furniture and fixtures	8 years
Computer equipment and software	3 - 5 years

When the Firm sells or otherwise disposes of an asset, the accumulated depreciation thereon is removed from the accounts with any gain or loss recorded in the statement of income.

Fair Value of Financial Instruments
Financial instruments include cash and cash equivalents and securities owned. Cash and cash equivalents are carried at cost, which approximates fair value, as they are short-term in nature. Securities owned are carried at their fair value. Refer to Note 3 for information about securities owned by the Firm.

Income Taxes
Deferred income taxes are provided with respect to the temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the assets or liabilities are recovered or settled. The deferred tax asset arises primarily from future deductions related to MBIA Inc.'s employee stock compensation plan. Management believes that the deferred tax asset will be more likely than not fully recognized in future periods and, therefore, has not established a valuation allowance with respect to such asset.

3. **Securities Owned**

The following table presents the composition of the Firm's investments as of December 31, 2008:

(In thousands)	Fair Value
Mutual fund	$ 79
Common stock	15
Total securities	$ 94

The fair values of the securities owned by the Firm are calculated using quoted prices obtained from a nationally recognized exchange. As these prices are readily and regularly available and are derived from actual transactions, the Firm classifies these securities as "Level 1" under the disclosure requirements of SFAS 157.

4. **Employee Stock Compensation Plans**

The Firm's employees participate in the MBIA Inc. 2005 Omnibus Incentive Plan (the "Omnibus Plan"). The Omnibus Plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. The Firm does not issue its own shares.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire ten years from the date of grant (or shorter if specified or following termination of employment). The Firm's proportionate share of compensation expense for employee stock options for the year ended December 31, 2008 was approximately $0.5 million.

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.'s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. The Firm recorded negative compensation expense related to the Firm's restricted stock awards for the year ended December 31, 2008 of approximately $3.8 million. The negative expense was due to the cancellation and expense reversal of a restricted stock grant that was scheduled to vest in February 2008 and the estimated forfeiture of two restricted stock grants, scheduled to vest in February 2009 and February 2010, respectively, that are all linked to growth in the book value of MBIA Inc., including certain adjustments ("modified book value").

5. Minimum Capital Requirements

CMC, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (the "Rule"). Under the computation required by the Rule, the Firm is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1), as those terms are defined by the Rule.

As of December 31, 2008, the Firm exceeded its net capital requirement of $0.8 million by $12.5 million. Net capital and aggregate indebtedness were $13.3 million and $12.6 million, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.94 to 1.

The Firm is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i).

6. Related Parties

CMC provides investment management services to MBIA Inc. and to MBIA Insurance Corporation ("MBIA Corp."), MBIA Municipal Investors Service Corporation, and MBIA Investment Management Corporation ("MBIA IMC"), all of which are subsidiaries of MBIA Inc. CMC also provides investment management services to Channel Re Insurance Ltd., an equity investee of the MBIA group, and several MBIA sponsored investment companies. Management fees from these related parties represented 84 percent of the Firm's investment management fee revenues for the year ended December 31, 2008.

CMC provides investment management services to an MBIA Asset Management sponsored structured investment vehicle ("SIV") that was established in 2006, East-Fleet Finance Limited ("East-Fleet"). East-Fleet enters into reverse repurchase agreements and funds these agreements by issuing commercial paper. For the year ended December 31, 2008, CMC earned $114 thousand in fees from East-Fleet.

CMC is responsible for providing investment advisory services to the MBIA Municipal Bond Inflationary Protection Fund ("MIPS Fund") of FundVantage Trust, an SEC-registered open-end management investment company launched in November 2007 for which MBIA invests in. The investment objective of the MIPS Fund is to seek high after-tax inflation protected returns and it is intended to be marketed to institutional and retail investors. CMC has contractually agreed to reduce its fees or reimburse the Fund's operating expenses in order to limit the total annual operating expenses to 0.65% of the Fund's average daily assets. For the year ended December 31, 2008, investment advisory fees accrued and waived were $101 thousand, and operating expenses reimbursed were $154 thousand.

CMC earns interest income and incurs interest expense on receivables from and payables to affiliates. For the year ended December 31, 2008, CMC earned $292 thousand of interest income and paid $165 thousand of interest expense related to receivable balances and payable balances, respectively.

Certain of the Firm's employees participate in the Omnibus Plan, which enables them to acquire shares of MBIA Inc. common stock. Additionally, the Firm's employees participate in the benefit plans of MBIA Inc. Aggregate charges to the Firm from MBIA Inc. under these arrangements approximated a negative charge of $2.5 million for the year ended December 31, 2008. The negative charge was due to the cancellation and expense reversal of a restricted stock grant that was scheduled to vest in February 2008 and the estimated forfeiture of two restricted stock grants, scheduled to vest in February 2009 and February 2010, respectively, that are all linked to the growth of MBIA Inc.'s modified book value. These charges are included in "Employee compensation and benefits" in the Firm's statement of income.

MBIA Corp. provides certain management and administrative services to CMC, and allocates overhead costs relating to facilities used by the Firm. Aggregate charges to the Firm from MBIA Corp. under these arrangements approximated $2.5 million for the year ended December 31, 2008. These charges have been included in "Other operating expenses" in the Firm's statement of income.

MBIA IMC provides administrative services to the Firm, for which charges approximated $6.1 million for the year ended December 31, 2008. This charge has been included in "Administrative fees" in the Firm's statement of income.

7. Income Taxes

The Firm is included in the MBIA Inc. consolidated federal and state income tax returns. Under a tax sharing agreement with MBIA Inc., the Firm computes and records its tax liability as if it were filing on a stand-alone basis.

At December 31, 2008, the provision for income taxes consists of:

In thousands	Year ended December 31, 2008
Federal income tax expense/(benefit) – Current	$3,925
Federal income tax expense/(benefit) – Deferred	1,417
State income tax expense/(benefit) – Current	1,000
Total provision for income taxes	$6,342

The deferred tax asset reported on the Firm's statement of financial condition of $1.3 million arises primarily from future deductions related to MBIA Inc.'s employee stock compensation plan. Management believes that the deferred tax asset will be more likely than not fully recognized in future periods and, therefore, has not established a valuation allowance with respect to such asset. The total provision for income taxes differs from a calculated tax provision at the federal statutory rate of 35% primarily due to the state tax provision, net of a federal tax benefit. As of December 31, 2008, CMC did not have any uncertain tax positions under Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109."

MBIA CAPITAL MANAGEMENT CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

(Dollars in thousands)

Total shareholder's equity from statement of financial condition	$	17,344
Deduction:		
Total nonallowable assets from statement of financial condition	$	(3,611)
Other deductions	$	(75)
Net capital before haircut on securities positions	$	13,658
Haircuts on securities	$	(357)
Net Capital	$	13,301
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	837
Minimum dollar net capital requirement of reporting broker or dealer	$	100
Net capital requirement		837
Excess net capital	$	12,464
Total aggregate indebtedness (liabilities from statement of financial condition)	$	12,560
Ratio of aggregate indebtedness to net capital		94.43%

Statement Pursuant to paragraph (d) (4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation included in the Firm's unaudited FOCUS Report (Part IIA) filing as of December 31, 2008.

Nonallowable assets consist of accounts receivable, prepaid expenses, receivable from affiliates, deferred income taxes and fixed assets.

END